DRSLTR Submission / Correspondence Relating to Draft Registration Statement

O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0625190-00004

February 28, 2020

Nkarta, Inc. – First Confidential Submission of Draft Registration Statement on Form S-1 (CIK No. 0001787400)

Ladies and Gentlemen:

On behalf of Nkarta, Inc. (the “Company”), we submit confidentially for review herewith, pursuant to the provisions of the Jumpstart Our Business Startups Act, a draft of the Company’s Registration Statement on Form S-1 (and certain exhibits thereto) (the “Registration Statement”) via the EDGAR system. The Company hereby confirms its status as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended. The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock. The Company intends to pay the filing fee for the Registration Statement in connection with its first public filing of the Registration Statement.

In addition, pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, the Company is omitting our financial statements as of and for the year ended December 31, 2017 because they relate to historical periods that the Company believes will not be required to be included in the prospectus at the time of the contemplated offering. The Company is also in the process of preparing financial statements as of and for the year ended December 31, 2019. Once this process is complete, the Company will amend the Registration Statement to include the related financial information, as well as any updated data related thereto, in a subsequent confidential submission. The Company intends to amend the Registration Statement to include all financial information required by Regulation S-X before distributing a preliminary prospectus to investors.

If you have any questions with respect to any of the foregoing, please call Eric Sibbitt at (415) 984-8777 or Sydney Ryan at (415) 984-8908.

Very truly yours,

/s/ Eric Sibbitt

Encl

cc: C. Brophy Christensen, Esq.

Sydney Ryan, Esq.

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